MATTEL, INC.

July 31, 2018

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Heather Clark

Re:	Mattel, Inc. (“Mattel”)
Form 10-K for Fiscal Year Ended December 31, 2017
Form 10-Q for the Quarter Ended March 31, 2018
Form 8-K furnished April 27, 2018
File No. 001-05647
SEC Comment Letter, dated July 19, 2018 - Request for Extension

Dear Ms. Clark:

We received your comment letter dated July 19, 2018, on the above-referenced filings, which requests a response by August 2, 2018. Pursuant to our request to you for a ten business day extension, we hereby confirm that we will respond to the comment letter on or before August 16, 2018.

If you should have any questions, please do not hesitate to contact me at 310-252-2992. Thank you for your consideration.

Sincerely,

/s/ Tiffani Zack Magri

Name:	Tiffani Zack Magri

Title:	Vice President, Assistant General Counsel
& Assistant Secretary

cc:	Claire Erlanger, Staff Accountant, Division of Corporation Finance
Joseph J. Euteneuer, Chief Financial Officer, Mattel, Inc.
Robert Normile, Executive Vice President, Chief Legal Officer & Secretary, Mattel, Inc.
Joseph Johnson, Senior Vice President & Controller, Mattel, Inc.
Brian Lane, Partner, Gibson, Dunn & Crutcher LLP